UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                               (Amendment No. 9)*

                    Under the Securities Exchange Act of 1934

             Meritage Hospitality Group Inc., a Michigan corporation
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                                (Name of issuer)

                          Common Shares, $.01 par value
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                         (Title of class of securities)

                                   59000K 10 1
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                                 (CUSIP number)

                              Christopher B. Hewett
                                    President
                             Meritage Capital Corp.
                        40 Pearl Street, N.W., Suite 900
                          Grand Rapids, Michigan 49503
                                 (616) 776-2600
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           (Name, address and telephone number of person authorized to receive notices and communications)

                               SEPTEMBER 15, 1998
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

     Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 6 Pages

CUSIP NO.  59000K 10 1             SCHEDULE 13D                Page 2 of 6 Pages


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1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Meritage Capital Corp.
     65 - 0457574
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]

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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO TIME 2(d) OR 2(e)                                                    [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
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                         7    SOLE VOTING POWER

                                   -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                     1,551,300
  REPORTING              -------------------------------------------------------
 PERSON WITH             9    SOLE DISPOSITIVE POWER

                                  -0-
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                 1,551,300
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,551,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.0%
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14   TYPE OF REPORTING PERSON

     CO
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



CUSIP NO.  59000K 10 1           SCHEDULE 13D                  Page 3 of 6 Pages


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1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Christopher B. Hewett

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO TIME 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              275,739
  NUMBER OF              -------------------------------------------------------
   SHARES                8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                 1,551,300
  REPORTING              -------------------------------------------------------
 PERSON WITH             9    SOLE DISPOSITIVE POWER

                              275,739
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,551,300
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,827,039
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO.  59000K 10 1             SCHEDULE 13D                Page 4 of 6 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert E. Schermer, Jr.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO TIME 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              173,743
  NUMBER OF              -------------------------------------------------------
   SHARES                8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                 -0-
  REPORTING              -------------------------------------------------------
 PERSON WITH             9    SOLE DISPOSITIVE POWER

                              173,743
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     173,743
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 3 through 5 by adding the material below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See Item 5(c) below. In addition, see Item 3 of Schedule 13D (Amendment No.
     7).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  See pages 2, 3 and 4, nos. 11 and 13.

     (b)  See pages 2, 3 and 4, nos. 7-10.

     (c) On February 13, 1998, Mr. Hewett used personal funds to acquire 13,308 of the Issuer's common shares at a price of $1.475 per share. On August 3, 1998, Mr. Schermer used personal funds to acquire 2,000 of the Issuer's common shares at a price of $1.375 per share, and on August 27, 1998, used personal funds to acquire 500 of the Issuer's common shares at a price of $1.3125 per share. On May 21, 1998, options for 10,000 common shares to Mr. Hewett, and 9,000 common shares to Mr. Schermer, granted pursuant to the 1996 Management Equity Incentive Plan, became exercisable. However, because the option exercise price is greater than the current market price, these options currently have no value. On September 15, 1998, Mr. Hewett converted 31,800 Series A Convertible Preferred Shares previously acquired into 225,531 common shares. On September 15, 1998, Mr. Schermer converted 20,000 Series A Convertible Preferred Shares previously acquired into 141,843 common shares. In connection with these transactions, beneficial ownership in the Issuer is as follows: Meritage Capital Corp. - 27.0%; Mr. Hewett - 31.7%; and Mr. Schermer - 3.0%.

     (d)  None.

     (e)  Not applicable.














                                Page 5 of 6 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 22, 1998                    MERITAGE CAPITAL CORP.


                                              By: /s/ Christopher B. Hewett
                                                  ------------------------------
                                                      Christopher B. Hewett
                                                            President


                                                  /s/ Christopher B. Hewett
                                                  ------------------------------
                                                      Christopher B. Hewett
                                                          Individually


                                                  /s/ Robert E. Schermer, Jr.
                                                  ------------------------------
                                                      Robert E. Schermer, Jr.
                                                          Individually



















                                      Page 6 of 6 Pages